Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES HANDS OVER FOOD SHIPMENT TO ALLEVIATE DISTRESS IN NORTH MALI

Bamako, Mali, 27 April 2012   -   Humanitarian funds raised by Randgold Resources chief executive Mark Bristow’s trans-African motorcycle safari in 2010 have been used to make a food donation to people in the north of Mali, which has been afflicted by an uprising by Touareg rebels. The ‘Nos vies en partage’ trip was sponsored by Randgold and its service providers and suppliers.

Representing the fund, Randgold today handed over 40 tonnes of rice and 20 tonnes of millet to the Red Cross for distribution in the affected area. In terms of an agreement between the Red Cross and the rebels, a corridor to the north has been established for the safe passage of humanitarian aid.

Bristow said that in Africa, the people who were least visible were often the ones who suffered most from war and other upheavals. There was real hardship in the north, and as part of the Malian community, Randgold felt an obligation to help relieve it, even though its operations in the country were far from the afflicted area. Randgold operates the Loulo and Gounkoto gold mines in south western Mali as well as the Morila joint venture 280 kilometres south east of the country’s capital Bamako.

The donation comes two days after Mali’s new government took office following the restoration of constitutional order. Bristow said the rapid consensus which had been reached about a restoration of civilian government had confirmed Randgold’s confidence in the essential stability of Mali’s institutions and the political maturity of its people.

RANDGOLD RESOURCES ENQUIRIES:
Chief executive Mark Bristow +44 788 071 1386 / +223 66 75 01 22	Financial director Graham Shuttleworth +44 1534 735 333 / +44 779 771 1338

Group regional manager West Africa Mahamadou Samaké +223 66 75 61 36 / +223 20 20 16 94	Investor & media relations Kathy du Plessis +44 20 7557 7738 randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 30 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.